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                             October 27, 2023

       Zhilin Li
       Interim Chief Financial Officer
       China Pharma Holdings, Inc.
       Second Floor, No. 17, Jinpan Road
       Haikou, Hainan Province, China, 570216

                                                        Re: China Pharma
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            Response dated
October 18, 2023
                                                            File No. 001-34471

       Dear Zhilin Li:

                                                        We have reviewed your
response and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       46

   1. We have read your response to prior comment 2. As previously requested, please revise to disclose the extent to
which there are explicit contractual provisions regarding the payment of account
receivables to you which are contingent on the receipt of payments from state-owned
hospitals and local medicine distributors and and to disclose the level of your insight on the
receipt of payments by your customer distributors from their state-
                                                        owned hospitals as
indicated in your response. Provide us with a draft of your proposed disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhilin Li
China Pharma Holdings, Inc.
October 27, 2023
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.



FirstName LastNameZhilin Li                             Sincerely,
Comapany NameChina Pharma Holdings, Inc.
                                                        Division of Corporation
Finance
October 27, 2023 Page 2                                 Office of Life Sciences
FirstName LastName